Note 77M: Acquisition of Putnam Classic Equity Fund

On December 26, 2008, the fund issued 25,535,070,1,966,764,
529,146, 1,038,002, 1,890 and 276,772 class A, class B, class C, class M, class R and class Y shares, respectively, for 28,354,626, 2,136,827, 582,583, 1,143,728, 2,091 and 308,535
class A, class B, class C, class M, class R and class Y shares, respectively, of Putnam Classic Equity Fund to acquire that funds net assets in a tax free exchange approved by the Trustees. The net assets of the fund and Putnam Classic Equity Fund on December 26, 2008, were $4,646,795,617 and $263,538,717, respectively. On
December 26, 2008, Putnam Classic Equity Fund had distributions in excess of net investment income of $175,407, accumulated net realized loss of $158,000,178 and unrealized depreciation of $69,873,107. The aggregate net assets of the fund immediately following the acquisition were $4,910,334,334.